UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)



                              LENOX BANCORP, INC.
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                                (Name of Issuer)



                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)



                                   526253109
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                                 (CUSIP Number)


    John C. Lame, 1260 Hayward Avenue, Cincinnati, Ohio 45208, (513) 321-7405
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               December 10, 1999
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                  SCHEDULE 13D
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CUSIP No. 526253109
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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        John C. Lame
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2       CHECK BOX IF A MEMBER OF A GROUP                               (a) [ ]
                                                                       (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS *

        PF
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)
                                                                             [ ]

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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
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  NUMBER OF      7      SOLE VOTING POWER
   SHARES
BENEFICIALLY               21,157 shares
  OWNED BY     -----------------------------------------------------------------
    EACH        8      SHARED VOTING POWER
  REPORTING
   PERSON
    WITH       -----------------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                        21,157 shares
               -----------------------------------------------------------------
               10      SHARED DISPOSITIVE POWER


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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         21,839 shares
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

         7.7%
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14       TYPE OF REPORTING PERSON

         IN
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

John C. Lame (the "Reporting Person") files this Amendment No. 3 to Schedule 13D solely to amend Items 4 and 5.

Item 4.  Purpose of Transaction

     On December 14, 1999, the Reporting Person submitted a shareholder proposal to Lenox Bancorp, Inc. ("Lenox" or the "Company") pursuant to Rule 14a-8 to retain an investment banking firm to explore all strategic alternatives to enhance shareholder value and the value of the Company including, but not limited to, the adoption of a plan to sell one or both of the branches of Lenox Savings Bank and/or other assets of the Company, and a merger or other business combination involving the Company and with such investment banking firm to be instructed to report to the entire Board of Directors of Lenox. Mr. Lame intends to vote all of his shares in favor of this proposal.

     The Reporting Person acquired his beneficial ownership in the shares of Common Stock of the Company for investment purposes. The Reporting Person may purchase additional shares of Common Stock of the Company in the open market or in private transactions or sell any or all of his shares of Common Stock of the Company.

     Other than as set forth above, the Reporting Person has no plans or proposals which would relate to or result in actions under any of the following paragraphs of Item 4 of Schedule 13D:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b)  an   extraordinary   corporate   transaction,   such   as  a   merger,
          reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's articles of incorporation or by-laws or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

     (a) The Reporting Person beneficially owns 21,839 shares, representing 7.7% of the outstanding shares of the Company, based upon 285,028 outstanding shares at November 12, 1999.

     The beneficially owned shares include (i) 426 shares underlying stock awards granted under the Company's 1997 Incentive Plan (the "Plan") which the Reporting Person currently has the right to acquire and (ii) Plan options exercisable on December 21, 1999 to acquire 256 shares.

     (b) Of the shares referred to in Item 5(a), the Reporting Person has the sole power to vote 21,157 of the shares.

     (c) Except as reported herein, there have been no transactions in the Common Stock of the Company effected during the past sixty (60) days by the Reporting Person. On December 10, 1999, the Reporting Person gifted 10,000 shares to the Greater Cincinnati Foundation ("GCF"). Mr. Lame serves as a member of the GCF's advancement committee which in no way is authorized to influence or direct the investments of GCF. The price per share at the close of trading on December 10, 1999 was $14.675.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred to in Item 5(a).

     (e) Not applicable.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                    SIGNATURE

     After reasonable inquiry and to the best of his respective knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete, and correct.



December 14, 1999                                    By:/s/ John C. Lame
                                                        ------------------------
                                                            John C. Lame